Exhibit 99.1

KANZHUN LIMITED Announces Fourth Quarter and Full Year 2023 Financial Results

BEIJING, March 12, 2024 – KANZHUN LIMITED (“BOSS Zhipin” or the “Company”) (Nasdaq: BZ; HKEX: 2076), a leading online recruitment platform in China, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2023.

Fourth Quarter and Full Year 2023 Highlights

●	Revenues for the fourth quarter of 2023 were RMB1,580.2 million (US$222.6 million), an increase of 46.0% from RMB1,082.3 million for the same quarter of 2022. Revenues for the full year of 2023 were RMB5,952.0 million (US$838.3 million), an increase of 31.9% from RMB4,511.1 million for the full year of 2022.

●	Calculated cash billings[1] for the fourth quarter of 2023 were RMB1,780.4 million (US$250.8 million), an increase of 61.2% from RMB1,104.5 million for the same quarter of 2022. Calculated cash billings for the full year of 2023 were RMB6,685.2 million (US$941.6 million), an increase of 44.9% from RMB4,613.4 million for the full year of 2022.

●	Average monthly active users (MAU)[2] for the fourth quarter of 2023 were 41.2 million, an increase of 33.3% from 30.9 million for the same quarter of 2022. MAU for the full year of 2023 were 42.3 million, an increase of 47.4% from 28.7 million for the full year of 2022.

●	Total paid enterprise customers[3] in the twelve months ended December 31, 2023 were 5.2 million, an increase of 44.4% from 3.6 million in the twelve months ended December 31, 2022.

●	Net income for the fourth quarter of 2023 was RMB331.2 million (US$46.7 million), compared to net loss of RMB184.8 million for the same quarter of 2022. Adjusted net income[4] for the fourth quarter of 2023 was RMB628.6 million (US$88.5 million), compared to RMB59.5 million for the same quarter of 2022. Net income for the full year of 2023 was RMB1,099.2 million (US$154.8 million), compared to RMB107.2 million for the full year of 2022. Adjusted net income for the full year of 2023 was RMB2,156.2 million (US$303.7 million), compared to RMB799.4 million for the full year of 2022.

Mr. Jonathan Peng Zhao, Founder, Chairman and Chief Executive Officer of the Company, commented, “In the past year, facing various external challenges, we resumed our strong growth in both user scale and revenues. Our better-than-expected financial performance was primarily driven by strong user growth, particularly penetration into blue-collar industries, lower-tier cities, and small and medium-sized enterprises. This is a testament of our continued investment in technology and in-depth exploration of various user demand, which helped us seize opportunities to further consolidate and enlarge our competitive advantages.”

Mr. Phil Yu Zhang, Chief Financial Officer, added, “We are pleased to deliver a solid year of strong financial performance. The full year calculated cash billings and revenues grew by 44.9% and 31.9% year-on-year respectively, contributed by strong user growth, as well as improved paying ratio with our annual paid enterprise customer number reached historical high of 5.2 million. Noteworthy, our adjusted operating margin improved to 27.5% while we still maintained fast user growth which continues to prove the effectiveness of our business model.”

1	Calculated cash billings is a non-GAAP financial measure, derived by adding the change in deferred revenue to revenues. For more information on the non-GAAP financial measures, please see the section of “Non-GAAP Financial Measures.”
2	Monthly active users refer to the number of verified user accounts, including both job seekers and enterprise users, that logged on to our mobile application in a given month at least once.
3	Paid enterprise customers are defined as enterprise users and company accounts from which we recognize revenues for our online recruitment services.
4	Adjusted net income and adjusted basic and diluted net income per ADS attributable to ordinary shareholders are non-GAAP financial measures, excluding the impact of share-based compensation expenses. For more information on the non-GAAP financial measures, please see the section of “Non-GAAP Financial Measures.”

Fourth Quarter 2023 Financial Results

Revenues

Revenues were RMB1,580.2 million (US$222.6 million) for the fourth quarter of 2023, representing an increase of 46.0% from RMB1,082.3 million for the same quarter of 2022.

●	Revenues from online recruitment services to enterprise customers were RMB1,566.7 million (US$220.7 million) for the fourth quarter of 2023, representing an increase of 46.5% from RMB1,069.6 million for the same quarter of 2022. This increase was mainly driven by the user growth and increased user engagement.

●	Revenues from other services, which mainly comprise paid value-added services offered to job seekers, were RMB13.5 million (US$1.9 million) for the fourth quarter of 2023, representing an increase of 7.1% from RMB12.6 million for the same quarter of 2022, mainly benefiting from expanded user base.

Operating cost and expenses

Total operating cost and expenses were RMB1,363.3 million (US$192.0 million) for the fourth quarter of 2023, representing a decrease of 4.4% from RMB1,426.1 million for the same quarter of 2022. Total share-based compensation expenses were RMB297.4 million (US$41.9 million) for the fourth quarter of 2023, representing an increase of 21.8% from RMB244.2 million for the same quarter of 2022.

●	Cost of revenues was RMB274.8 million (US$38.7 million) for the fourth quarter of 2023, representing an increase of 35.8% from RMB202.4 million for the same quarter of 2022, primarily due to increases in payment processing cost and server and bandwidth cost.

●	Sales and marketing expenses were RMB433.5 million (US$61.1 million) for the fourth quarter of 2023, representing a decrease of 36.4% from RMB682.1 million for the same quarter of 2022, primarily due to higher advertising expenses incurred in the same period of 2022 for the market campaigns during the FIFA World Cup.

●	Research and development expenses were RMB430.2 million (US$60.6 million) for the fourth quarter of 2023, representing an increase of 46.3% from RMB294.1 million for the same quarter of 2022, primarily due to increased employee-related expenses as well as increased investments in technology.

●	General and administrative expenses were RMB224.8 million (US$31.7 million) for the fourth quarter of 2023, representing a decrease of 9.2% from RMB247.6 million for the same quarter of 2022. This decrease was primarily due to higher professional service fees incurred in the same period of 2022 for the dual primary listing on the Hong Kong Stock Exchange, partially offset by increased share-based compensation expenses.

Income/Loss from operations

Income from operations was RMB222.3 million (US$31.3 million) for the fourth quarter of 2023, compared to loss from operations of RMB340.5 million for the same quarter of 2022.

Net income/loss and adjusted net income

Net income was RMB331.2 million (US$46.7 million) for the fourth quarter of 2023, compared to net loss of RMB184.8 million for the same quarter of 2022.

Adjusted net income was RMB628.6 million (US$88.5 million) for the fourth quarter of 2023, compared to RMB59.5 million for the same quarter of 2022.

Net income/loss per ADS and adjusted net income per ADS

Basic and diluted net income per ADS attributable to ordinary shareholders for the fourth quarter of 2023 were RMB0.76 (US$0.11) and RMB0.73 (US$0.10), respectively, compared to basic and diluted net loss per ADS of RMB0.43 for the same quarter of 2022.

Adjusted basic and diluted net income per ADS attributable to ordinary shareholders4 for the fourth quarter of 2023 were RMB1.43 (US$0.20) and RMB1.39 (US$0.20), respectively, compared to adjusted basic and diluted net income per ADS of RMB0.14 and RMB0.13 for the same quarter of 2022.

Net cash provided by operating activities

Net cash provided by operating activities was RMB926.8 million (US$130.5 million) for the fourth quarter of 2023, compared to RMB155.5 million for the same quarter of 2022.

Cash position

Balance of cash and cash equivalents, time deposits and short-term investments was RMB12,909.6 million (US$1,818.3 million) as of December 31, 2023.

Full Year 2023 Financial Results

Revenues

Revenues were RMB5,952.0 million (US$838.3 million) for the full year of 2023, representing an increase of 31.9% from RMB4,511.1 million for the full year of 2022.

●	Revenues from online recruitment services to enterprise customers were RMB5,889.1 million (US$829.5 million) for the full year of 2023, representing an increase of 32.0% from RMB4,461.3 million for the full year of 2022. This increase was mainly driven by the user growth and increased user engagement.

●	Revenues from other services, which mainly comprise paid value-added services offered to job seekers, were RMB62.9 million (US$8.9 million) for the full year of 2023, representing an increase of 26.3% from RMB49.8 million for the full year of 2022, mainly benefiting from expanded user base.

Operating cost and expenses

Total operating cost and expenses were RMB5,406.4 million (US$761.5 million) for the full year of 2023, representing an increase of 16.1% from RMB4,658.2 million for the full year of 2022. Total share-based compensation expenses were RMB1,057.0 million (US$148.9 million) for the full year of 2023, representing an increase of 52.7% from RMB692.2 million for the full year of 2022.

●	Cost of revenues was RMB1,059.9 million (US$149.3 million) for the full year of 2023, representing an increase of 40.4% from RMB754.9 million for the full year of 2022, primarily due to increases in server and bandwidth cost and payment processing cost.

●	Sales and marketing expenses were RMB1,991.2 million (US$280.5 million) for the full year of 2023, relatively stable with that of RMB2,000.9 million for the full year of 2022. The decrease in advertising expenses in 2023, as a result of not having similar marketing campaigns like the FIFA World Cup sponsorship in 2022, was largely offset by an increase in employee-related expenses.

●	Research and development expenses were RMB1,543.6 million (US$217.4 million) for the full year of 2023, representing an increase of 30.5% from RMB1,182.7 million for the full year of 2022, primarily due to increased employee-related expenses as well as increased investments in technology.

●	General and administrative expenses were RMB811.8 million (US$114.3 million) for the full year of 2023, representing an increase of 12.8% from RMB719.7 million for the full year of 2022. This increase was primarily due to increased share-based compensation expenses, partially offset by decreased professional service fees.

Income/Loss from operations

Income from operations was RMB581.0 million (US$81.8 million) for the full year of 2023, compared to loss from operations of RMB129.5 million for the full year of 2022.

Net income and adjusted net income

Net income was RMB1,099.2 million (US$154.8 million) for the full year of 2023, compared to RMB107.2 million for the full year of 2022. Adjusted net income was RMB2,156.2 million (US$303.7 million) for the full year of 2023, compared to RMB799.4 million for the full year of 2022. This increase was primarily driven by enhanced operating efficiency and increased interest and investment income with the Company's treasury management strategy.

Net income per ADS and adjusted net income per ADS

Basic and diluted net income per ADS attributable to ordinary shareholders for the full year of 2023 were RMB2.53 (US$0.36) and RMB2.44 (US$0.34), respectively, compared to basic and diluted net income per ADS of RMB0.25 and RMB0.24 for the full year of 2022.

Adjusted basic and diluted net income per ADS attributable to ordinary shareholders for the full year of 2023 were RMB4.96 (US$0.70) and RMB4.78 (US$0.67), respectively, compared to adjusted basic and diluted net income per ADS of RMB1.84 and RMB1.75 for the full year of 2022.

Net cash provided by operating activities

Net cash provided by operating activities was RMB3,047.0 million (US$429.2 million) for the full year of 2023, compared to RMB1,003.0 million for the full year of 2022.

Share Repurchase Program

In March 2024, the Company’s board of directors authorized a new share repurchase program effective from March 20, 2024 for a 12-month period, under which the Company may repurchase up to US$200 million of its shares (including in the form of ADSs).

Outlook

For the first quarter of 2024, the Company currently expects its total revenues to be between RMB1.64 billion and RMB1.67 billion, representing a year-on-year increase of 28.3% to 30.7%. This forecast reflects the Company’s current views on the market and operational conditions in China, which are subject to change and cannot be predicted with reasonable accuracy as of the date hereof.

Conference Call Information

The Company will host a conference call at 8:00AM U.S. Eastern Time on Tuesday, March 12, 2024 (8:00PM Beijing Time on Tuesday, March 12, 2024) to discuss the financial results.

Participants are required to pre-register for the conference call at:

https://register.vevent.com/register/BI727e18c038514bbcadf1f22ec8a2c673

Upon registration, participants will receive an email containing participant dial-in numbers and unique personal PIN. This information will allow you to gain immediate access to the call. Participants may pre-register at any time, including up to and after the call start time.

Additionally, a live and archived webcast of the conference call will be available on the Company's investor relations website at https://ir.zhipin.com.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollar (“US$”) amounts at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the exchange rate of RMB7.0999 to US$1.00 on December 29, 2023 as set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses non-GAAP financial measures, such as calculated cash billings, adjusted net income, adjusted net income attributable to ordinary shareholders, adjusted basic and diluted net income per ordinary share attributable to ordinary shareholders and adjusted basic and diluted net income per ADS attributable to ordinary shareholders as supplemental measures to review and assess operating performance. The Company derives calculated cash billings by adding the change in deferred revenue to revenues. The Company uses calculated cash billings to measure and monitor sales growth because the Company generally bills its paid enterprise customers at the time of sales, but may recognize a portion of the related revenue ratably over time. The Company believes calculated cash billings provides valuable insights into the cash generated from sales and is a valuable measure for monitoring service demand and financial performance. The Company defines adjusted net income and adjusted net income attributable to ordinary shareholders by excluding the impact of share-based compensation expenses, which are non-cash expenses, from the related GAAP financial measures. The Company believes that these non-GAAP financial measures help identify underlying trends in the business that could otherwise be distorted by the effect of certain expenses and facilitate investors’ assessment of the Company’s operating performance.

The non-GAAP financial measures are not defined under U.S. GAAP, and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools and should not be considered in isolation or as a substitute for most directly comparable GAAP financial measures. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

A reconciliation of the non-GAAP financial measures to the most directly comparable GAAP financial measures has been provided in the table captioned “Unaudited Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements which are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in announcements made on the website of The Stock Exchange of Hong Kong Limited, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission and The Stock Exchange of Hong Kong Limited. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About KANZHUN LIMITED

KANZHUN LIMITED operates the leading online recruitment platform BOSS Zhipin in China. The Company connects job seekers and enterprise users in an efficient and seamless manner through its highly interactive mobile app, a transformative product that promotes two-way communication, focuses on intelligent recommendations, and creates new scenarios in the online recruiting process. Benefiting from its large and diverse user base, BOSS Zhipin has developed powerful network effects to deliver higher recruitment efficiency and drive rapid expansion.

For investor and media inquiries, please contact:

KANZHUN LIMITED

Investor Relations

Email: ir@kanzhun.com

PIACENTE FINANCIAL COMMUNICATIONS

Email: kanzhun@tpg-ir.com

KANZHUN LIMITED

Unaudited Condensed Consolidated Statements of Operations

(All amounts in thousands, except for share and per share data)

	For the three months ended December 31,			For the year ended December 31,
	2022	2023		2022	2023
	RMB	RMB	US$	RMB	RMB	US$
Revenues
Online recruitment services to enterprise customers	1,069,634	1,566,722	220,668	4,461,282	5,889,101	829,463
Others	12,641	13,509	1,903	49,780	62,927	8,863
Total revenues	1,082,275	1,580,231	222,571	4,511,062	5,952,028	838,326
Operating cost and expenses
Cost of revenues(1)	(202,395)	(274,846)	(38,711)	(754,861)	(1,059,861)	(149,278)
Sales and marketing expenses(1)	(682,057)	(433,454)	(61,051)	(2,000,900)	(1,991,226)	(280,458)
Research and development expenses(1)	(294,061)	(430,164)	(60,587)	(1,182,716)	(1,543,568)	(217,407)
General and administrative expenses(1)	(247,600)	(224,787)	(31,661)	(719,699)	(811,787)	(114,338)
Total operating cost and expenses	(1,426,113)	(1,363,251)	(192,010)	(4,658,176)	(5,406,442)	(761,481)
Other operating income, net	3,350	5,272	743	17,595	35,385	4,984
(Loss)/Income from operations	(340,488)	222,252	31,304	(129,519)	580,971	81,829
Interest and investment income, net	117,357	163,409	23,016	226,482	606,757	85,460
Foreign exchange (loss)/gain	(1,509)	(1,203)	(169)	8,627	1,088	153
Other income/(expenses), net	7,724	(4,000)	(563)	11,406	32,973	4,644
(Loss)/Income before income tax expenses	(216,916)	380,458	53,588	116,996	1,221,789	172,086
Income tax benefit/(expenses)	32,123	(49,217)	(6,932)	(9,751)	(122,571)	(17,264)
Net (loss)/income	(184,793)	331,241	46,656	107,245	1,099,218	154,822
Net loss attributable to non-controlling interests	-	9	1	-	9	1
Net (loss)/income attributable to ordinary shareholders of KANZHUN LIMITED	(184,793)	331,250	46,657	107,245	1,099,227	154,823
Weighted average number of ordinary shares used in computing net (loss)/income per share
—Basic	864,609,263	876,231,301	876,231,301	868,941,151	870,304,878	870,304,878
—Diluted	864,609,263	903,709,325	903,709,325	912,141,991	902,735,995	902,735,995
Net (loss)/income per ordinary share attributable to ordinary shareholders
—Basic	(0.21)	0.38	0.05	0.12	1.26	0.18
—Diluted	(0.21)	0.37	0.05	0.12	1.22	0.17
Net (loss)/income per ADS(2) attributable to ordinary shareholders
—Basic	(0.43)	0.76	0.11	0.25	2.53	0.36
—Diluted	(0.43)	0.73	0.10	0.24	2.44	0.34

(1) Include share-based compensation expenses as follows:

	For the three months ended December 31,			For the year ended December 31,
	2022	2023		2022	2023
	RMB	RMB	US$	RMB	RMB	US$
Cost of revenues	14,383	11,417	1,608	39,587	46,395	6,535
Sales and marketing expenses	63,753	69,836	9,836	170,366	262,431	36,963
Research and development expenses	99,378	113,832	16,033	284,323	418,769	58,982
General and administrative expenses	66,729	102,321	14,412	197,928	329,372	46,391
	244,243	297,406	41,889	692,204	1,056,967	148,871

(2) Each ADS represents two Class A ordinary shares.

KANZHUN LIMITED

Unaudited Condensed Consolidated Balance Sheets

(All amounts in thousands)

	As of December 31,
	2022	2023
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	9,751,824	2,472,959	348,309
Time deposits	793,042	6,922,803	975,056
Short-term investments	2,665,047	3,513,885	494,920
Accounts receivable, net	9,862	16,727	2,356
Amounts due from related parties	5,714	3,966	559
Prepayments and other current assets	600,773	442,697	62,353
Total current assets	13,826,262	13,373,037	1,883,553
Non-current assets
Property, equipment and software, net	691,036	1,793,488	252,607
Intangible assets, net	10,251	8,093	1,140
Goodwill	5,690	5,690	801
Right-of-use assets, net	289,628	282,612	39,805
Long-term investments	-	2,473,128	348,333
Other non-current assets	4,000	4,000	563
Total non-current assets	1,000,605	4,567,011	643,249
Total assets	14,826,867	17,940,048	2,526,802
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	185,297	629,216	88,623
Deferred revenue	2,060,892	2,794,075	393,537
Other payables and accrued liabilities	633,482	779,046	109,726
Operating lease liabilities, current	151,438	155,014	21,833
Total current liabilities	3,031,109	4,357,351	613,719
Non-current liabilities
Operating lease liabilities, non-current	143,591	125,079	17,617
Deferred tax liabilities	11,404	28,425	4,004
Total non-current liabilities	154,995	153,504	21,621
Total liabilities	3,186,104	4,510,855	635,340
Total shareholders’ equity	11,640,763	13,429,193	1,891,462
Total liabilities and shareholders’ equity	14,826,867	17,940,048	2,526,802

KANZHUN LIMITED

Unaudited Condensed Consolidated Statements of Cash Flows

(All amounts in thousands)

	For the three months ended December 31,			For the year ended December 31,
	2022	2023		2022	2023
	RMB	RMB	US$	RMB	RMB	US$
Net cash provided by operating activities	155,543	926,837	130,542	1,003,042	3,047,009	429,162
Net cash used in investing activities	(725,495)	(489,496)	(68,944)	(2,816,581)	(9,938,645)	(1,399,829)
Net cash used in financing activities	(627,954)	(442,151)	(62,276)	(669,232)	(417,022)	(58,736)
Effect of exchange rate changes on cash and cash equivalents	(209,026)	33,149	4,669	892,837	29,793	4,196
Net (decrease)/increase in cash and cash equivalents	(1,406,932)	28,339	3,991	(1,589,934)	(7,278,865)	(1,025,207)
Cash and cash equivalents at beginning of the period	11,158,756	2,444,620	344,318	11,341,758	9,751,824	1,373,516
Cash and cash equivalents at end of the period	9,751,824	2,472,959	348,309	9,751,824	2,472,959	348,309

KANZHUN LIMITED

Unaudited Reconciliation of GAAP and Non-GAAP Results

(All amounts in thousands, except for share and per share data)

	For the three months ended December 31,			For the year ended December 31,
	2022	2023		2022	2023
	RMB	RMB	US$	RMB	RMB	US$
Revenues	1,082,275	1,580,231	222,571	4,511,062	5,952,028	838,326
Add: Change in deferred revenue	22,223	200,169	28,193	102,322	733,183	103,267
Calculated cash billings	1,104,498	1,780,400	250,764	4,613,384	6,685,211	941,593

Net (loss)/income	(184,793)	331,241	46,656	107,245	1,099,218	154,822
Add: Share-based compensation expenses	244,243	297,406	41,889	692,204	1,056,967	148,871
Adjusted net income	59,450	628,647	88,545	799,449	2,156,185	303,693

Net (loss)/income attributable to ordinary shareholders of KANZHUN LIMITED	(184,793)	331,250	46,657	107,245	1,099,227	154,823
Add: Share-based compensation expenses	244,243	297,406	41,889	692,204	1,056,967	148,871
Adjusted net income attributable to ordinary shareholders of KANZHUN LIMITED	59,450	628,656	88,546	799,449	2,156,194	303,694
Weighted average number of ordinary shares used in computing adjusted net income per share (Non-GAAP)
—Basic	864,609,263	876,231,301	876,231,301	868,941,151	870,304,878	870,304,878
—Diluted	897,830,249	903,709,325	903,709,325	912,141,991	902,735,995	902,735,995
Adjusted net income per ordinary share attributable to ordinary shareholders
—Basic	0.07	0.72	0.10	0.92	2.48	0.35
—Diluted	0.07	0.70	0.10	0.88	2.39	0.34
Adjusted net income per ADS attributable to ordinary shareholders
—Basic	0.14	1.43	0.20	1.84	4.96	0.70
—Diluted	0.13	1.39	0.20	1.75	4.78	0.67